(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – February 29, 2016

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the three months ended February 29, 2016.  The following information, prepared as of April 28, 2016, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for three months ended February 29, 2016 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended November 30, 2015 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The February 29, 2016 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited consolidated financial statements can be reviewed on the SEDAR website www.sedar.com.

Forward-looking Statements

This MD&A contains certain statements which constitute forward-looking information within the meaning of applicable Canadian securities legislation (“Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

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mineral reserves and resources as they involve the implied assessment, based on estimates and assumptions, that the resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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the Company’s planned exploration, development and marketing activities for the Bayovar 12 Project;

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the intended use of proceeds received from recent financing activities;

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities; and

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maturities of the Company’s financial liabilities or other contractual commitments.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

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uncertainty of mineral reserve and resource estimates;

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risks associated with mineral exploration and project development;

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fluctuations in commodity prices;

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fluctuations in foreign exchange rates and interest rates;

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credit and liquidity risks;

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changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

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reliance on key personnel;

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property title matters;

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local community relationships;

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risks associated with potential legal claims generally or with respect to environmental matters;

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adequacy of insurance coverage;

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dilution from further equity financing;

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competition; and

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uncertainties relating to general economic conditions.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

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all required third party contractual, regulatory and governmental approvals will be obtained for the exploration and development of the Company’s properties;

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there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

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permitting, exploration and development activities proceeding on a basis consistent with the Company’s current expectations;

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expected trends and specific assumptions regarding commodity prices and currency exchange rates;

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prices for and availability of fuel, electricity, equipment and other key supplies remaining consistent with current levels; and

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the accuracy of the Company’s current mineral resource estimates.

These Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this MD&A may not be comparable with information made public by companies that report in accordance with U.S. standards.

Business of the Company

The Company is engaged in the development of the Bayovar 12 phosphate project in Peru.  Bayovar 12 is potentially an important South American source of reactive phosphate rock for use as a direct application fertilizer.  The development of new supplies of phosphate is becoming an increasingly important issue for South America given the growing demand and limited supply of phosphate for fertilizer production on the continent, and the current heavy reliance on imported rock.

In January 2016, the Company announced the results of its prefeasibility study on the Bayovar 12 Project, located in the Sechura desert of northern Peru. The study was filed on SEDAR on February 18, 2016. The Company subsequently engaged third party mining consultants to undertake an independent review of the study’s mine plan and production schedule, with a goal of optimizing the project economics.

The Company has also engaged Jeffrey Franzen as an advisor.  Mr. Franzen is a registered Professional Engineer with over 40 years of experience in advanced project development and mine operations with a focus on project de-risking and feasibility-level studies.  He will provide technical and capital markets guidance and is now working closely with the Company’s technical team to provide guidance on the complexities of reviewing and optimizing engineering studies.

In April 2016, the Company completed a non-brokered private placement of up to 3.85 million units at $0.065 each for gross proceeds of $250,250.  Each unit consists of one common share of the Company and one warrant which entitles the holder to purchase one additional common share of the Company for one year from closing at $0.065.  The proceeds from this financing have been allocated for general working capital purposes.

Property Review

Bayovar 12 Phosphate Project

In March 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C., completed the acquisition of a 70% interest in the issued share capital of Juan Paulo Quay S.A.C. (“JPQ”), the titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) for US$4.0 million.

The Bayovar 12 Project is located 70 kilometres south of the city of Piura in northern Peru, close to Vale’s operating Bayovar phosphate mine.  Logistics for the 12,575 hectare concession are excellent, and the project area is accessible year round via a series of sealed roads and highways.  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property.  A network of un-maintained drill roads and access roads for small surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.  Power transmission lines for Vale’s Bayovar Mine, located 15 kilometres to the southwest, transect the Bayovar 12 Project at its northern end.

In April 2015, the Company sold to Radius Gold Inc. (“Radius”) a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million; however, the Company did not elect to exercise this right.  If Radius decides to sell any of its royalty interest in the future, the Company has a first right of refusal.  The Company and Radius have two common directors.

Reactive Phosphate Rock (“RPR”)

Most phosphate rock, roughly 85% of global mine production, is used in the manufacture of water-soluble fertilizers or food-grade chemicals.  However, some phosphate rock is reactive enough- usually because the phosphorus mineral apatite contains carbonate in its structure - that under certain soil and climate conditions it can simply be used as a fertilizer and applied directly to the soil without further processing.  Known as RPR (Reactive Phosphate Rock), this naturally occurring phosphate rock can be used as a reliable, low cost slow-release source of phosphorus (P) continuously adding P to the soil over a longer period of time than some manufactured fertilizers.  RPR works best on acid soils with 600-700 millimetres of annual rainfall. Rock from the Bayovar district, known in the fertilizer industry as Sechura Phosphate Rock, is one of a small number of highly reactive phosphate rocks known globally that are suitable for use as a direct application fertilizer.

Mining and processing of RPR is simpler and cheaper than the manufacture of more complex fertilizers.  The rock is mined, usually crushed and sieved into different size fractions, and sometimes washed or made into granules for ease of handling and use.  The main perceived cost advantages of RPR over processed phosphates are therefore lower capital investment, lower processing costs, lower use of raw materials, and lower energy use during processing.

Prefeasibility Study

In September 2014, the Company commenced a preliminary economic assessment (“PEA”) study for the Bayovar 12 Project examining options for production of 29-30% P2O5 concentrate for use in phosphoric acid manufacture.  The Company subsequently upgraded the scope of the PEA to a Prefeasibility Study (“PFS”) of production of phosphate rock concentrate for use as RPR for the reasons outlined below:

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Positive mineral beneficiation testwork examining a simple flowsheet showed that a RPR organic product with a P2O5 grade of 24 - 28 % could be produced from the majority of beds by a simple process of scrubbing, desliming and sizing using sea water.

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Production of RPR would potentially give the Company a shorter timeframe to commercial production at a lower CAPEX than production utilizing flotation of a P2O5 concentrate for phosphoric acid manufacture.

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The Company’s market research on potential markets for RPR indicates that substantial demand exists in a number of South American countries.

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Prices for RPR usually compete with those of SSP (single super phosphate) due to their similar agronomic effectiveness. Blended RPR products could potentially command prices similar to those of high analysis fertilizers.

In January 2016, the Company announced the results of the independent NI 43-101 PFS on the Bayovar 12 Project. Key results of the PFS are:

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Production of 18.5 Mt of Reactive Phosphate Rock (“RPR”) concentrate from 52.3 Mt of ore over a 20 year mine life.

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Two RPR product lines producing +24% and +28% P2O5 concentrate by a simple, proven beneficiation process.

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Post-Tax Internal Rate of Return (“IRR”) of 17.2% and Net Present Value (“NPV”) of US$252.9 million at a 7.5% Discount Rate.

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After-tax cash flow of US$847 million over the mine life.

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Payback of 6.6 years.

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Proven and Probable open-pittable Reserves of 54.7 Mt of ROM (“Run-of-Mine”) ore (dry basis).

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Substantial mineral resources remain in inventory to extend mine life.  The reader is cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Initial capital costs of US$127 million including pre-production stripping, process plant, tailings storage, water pipeline and powerline, owner’s costs and contingency.

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Study recommendations include a review of stage development of the open pit and mine schedule, infrastructure requirements and extension of the mine life by extending the open pit to include all Indicated Resources.

Management recognizes opportunities to optimize the project economics in several areas including review of the mine production, waste management schedule, and local sourcing of plant equipment, and believes that continued work to advance the Project to feasibility study is warranted. See “Project Optimization Study” below.

The open pit mine plan described in the PFS targets production of RPR concentrate for use as direct application phosphate fertilizer, a natural product that can be applied directly to the soil without the need for conventional acid pre-treatment of the rock or the addition of chemicals.  Research has demonstrated that Sechura RPR, due to its high reactivity, can outperform more expensive and non-organic manufactured fertilizers especially when used in tropical soil and climatic environments, conditions that are prevalent over most of South and Central America.

The PFS contemplates that production will be from 13 horizontal phosphorite beds hosted in free-digging diatomite that are laterally continuous for many kilometers, with the same sequence of beds currently being mined at the Miski Mayo operation.  At full capacity the Bayovar 12 mine would produce 1.0 million tonnes per year (Mtpy) over the life of mine of 20 years for a total of approximately 18.5 million tonnes of dry fertilizer product.

Mineral Resources & Reserves

The Bayovar 12 concession comprises an area of 125 square kilometres of which phosphate has been continuously delineated over 34 square kilometres, approximately 30% of the concession area, with mineralization remaining open. Resources outside of the designed pit were not considered in the Reserves estimation.  The reader is cautioned that mineral resources that are not mineral reserves have not demonstrated economic viability. Only Reserves have undergone analysis to demonstrate economic viability.  There is no guarantee that Resources outside of the current Reserves will become economically viable.

Resources*	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	17.7	13.16
Indicated	209.5	13.04
Inferred	102.2	13.11

Reserves**	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Proven	14.2	12.99
Probable	40.5	12.99
Total Reserves	54.7	12.99

* No minimum thickness, grade cut-off or other mining parameters applied. Phosphorite bed specific wet and dry relative densities used for tonnage calculations.  Resource tonnes reported include tonnes converted to Reserves. ** The PFS assumes RPR prices of US$145/tonne and US$185/tonne (dry) for 24% and 28% P2O5 respectively.

Mine Design

The Bayovar 12 deposit consists of 13 flat-lying phosphate beds.  The PFS describes a proposed mine plan that would extract 52.3 Mt of ore and remove 445 Mt of overburden and interburden waste over the 20 year mine life, for an overall strip ratio of 8.5:1.  Overburden will be stripped by a contractor and removed with 12.2 m3 front-end loaders, or other similar excavators, matched with 90-tonne capacity haul trucks.

The mine plan takes into account anticipated dilution of 7.5 centimetres on both the roof and floor of individual phosphate beds where the beds are greater than the minimum mineable thickness of 30 centimetres.  These assumed dilution and mining loss factors are based on extracting the phosphorite with GPS-controlled surface miners.  The mine plan maximizes the number of available production faces for the various beds throughout the mine life in order to accommodate blended plant feed requirements.  Production equipment is included in the plan to source ore from multiple beds and maintain the blend and feed tonnage to the plant.

Beneficiation

A simple beneficiation process, similar to that used in adjacent operations, has been developed consisting of desliming and dewatering using drum and attrition scrubbing, size classification, hydraulic classification, filtering, and finally drying to 4% moisture.  Two process plant lines, Line 1 and Line 2, will beneficiate the Bayovar 12 ore.  The two process plant lines are essentially identical.  The higher grade 28% P2O5 Line 2 product is achieved by coarsening the tertiary desliming cut-point to reject lower-grade near-size material.

Infrastructure

It is proposed to haul concentrate 43 kilometers to tidewater and port facilities using contractor-owned, 35-tonne end-dumping trailers.  Infrastructure requirements include: site access, power transmission line, a seawater pipeline for process water supply, ancillary building facilities, a reverse osmosis water treatment plant for potable water, fire protection and sanitary septic facilities, site communications, and the Tailings Storage Facility (“TSF”).

Capital Costs

Initial capital cost estimates includes the construction of a phosphate process plant capable of producing 500 ktpy of RPR concentrate (dry basis) from a single process line at full production.  Capital requirements associated with ore production include purchasing mobile mine equipment for stripping interburden material and to mine phosphorite beds.  Contractor overburden waste stripping is also capitalized in the preproduction period, as are the construction of berms and lifts for the TSF.  The initial capital requirement is estimated at US$127 million including owner’s costs and is summarized below.  Plant and TSF costs include contingencies of 20% and 25% respectively.

Area	Detail	Initial CAPEX (US$000s)
Capex	Mine	28,724
	Processing Plant	81,683
	TSF	14,405
Owner’s Costs		2,508
Total CAPEX		127,320

Operating Costs

The life of mine operating costs were developed for mining, processing and general and administration costs. Operating costs include labor, equipment operation, power, fuel, reagent, and consumable consumption, maintenance and repairs, and outside services.

Item	Unit Cost (US$ per Product Tonne)	LOM Cost (US$000s)
Owner Mining	31.99	591,764
Contract Mining	20.29	375,456
Process Plant	10.49	193,110
G&A	2.58	47,771
Transportation	10.09	186,675
Total Cost	75.44	1,394,776

Economic Analysis

The NPV calculation includes Years 1 through 20 and adds the pre-production capital in Years 1 and 2.  The economic analysis indicates that the Project has an after-tax IRR of 17.2% with a payback period of 6.6 years and an NPV at 7.5% of US$252.9 million (base case).

Project Optimization Study

The PFS has demonstrated that the Bayovar 12 Project is technically and economically viable under certain assumptions and parameters and has the potential to generate robust economic returns.  Continued work is warranted to advance the project to feasibility study with opportunities for improvement recognized in several areas including resource/reserves, infrastructure capex and mine opex.  To this end, the Company has engaged independent mining consultants, Independent Mining Consultants and M3 Engineering, both of Tucson, Arizona to undertake an independent review of the PFS mine plan and production schedule.  Changes-in-scope have been designed to improve the economic performance of the Project and include: one large processing plant instead of the staged commissioning of two smaller ones; owner-operated instead of contractor-operated overburden removal; a doubling of pre-production overburden stripping to simplify the mine plan and production schedule; larger and more cost efficient loading and hauling equipment; and finally, a more logical and staged buildout of the tailings storage facility.  The results of the updated PFS are expected in early May 2016.

On the product marketing side, onsite blending of RPR concentrates with selected nutrient additives to make custom DAPR fertilizers will be reviewed.  The Company believes that blending can add substantial value to the products from Bayovar 12.

Marketing

The Company’s market research has shown that a substantial demand likely exists in South America and elsewhere for RPR which can sell at a premium price to acidulation concentrate.  The Company is investigating the opportunity for potential production of RPR from the Bayovar 12 Project, targeting local Latin American agricultural markets and organic farmers.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups.

Extensive testwork has been completed by third parties on the effectiveness of Sechura RPR as a direct application fertilizer on different crops and soil types.  Both the International Fertilizer Development Center in the US and the New Zealand Ministry of Agriculture and Fisheries has carried out research into its use on a variety of soil types and crop species.  One of the key findings from the New Zealand work was that the ongoing use of RPR produces a reservoir of residual phosphorus in the soil, due to the build-up of reserves of slow dissolving RPR over the first few years, after which the release-rate of phosphorus comes into equilibrium with the application rate.  This ‘residual effect’ provides a major income benefit to farmers during periods when lower farm incomes restrict fertilizer inputs.

Sales of RPR in New Zealand reached 150,000 tonnes per year in 2005, some of which was Sechura rock phosphate from Peru.  In 2015, exports of unground 22-24% P2O5 RPR from the Sechura district to Latin America and New Zealand have yielded prices from US$124 to $163/t FOB.  The Company is actively investigating exporting its potential product to New Zealand in addition to South and North American markets.

Management also believes that there is considerable scope to capture higher prices for its potential RPR organic product through blending with other fertilizer inputs (sulphur, gypsum, urea, DAP etc.) to produce a multi-nutrient product, which under soil conditions that are widespread in South America can perform as effectively as SSP and liquid fertilizers in providing soluble phosphate for crops.  To that end, preliminary discussions have been held with potential Peruvian consumers regarding possible crop tests of Sechura RPR blends initially on oil palms.  The specific blends would be formulated in discussion with the consumers regarding crop and soil types, and with input from the Company’s advisors.

Project Outlook

The Company is looking to secure strategic partners to participate in the development of the Bayovar 12 Project and is in discussions with several groups to facilitate introductions to fertilizer manufacturers across the region.  Additionally the Company has been attending international fertilizer industry conferences and conducting meetings with phosphate consumers, traders and shipping companies interested in the Bayovar 12 Project as a future supply of rock phosphate.

Discussions are also underway with several financial institutions regarding the possible raising of funds to complete a proposed bulk sampling program and feasibility study on the Bayovar 12 Project.

Qualified Person: Mr. David Cass, the Company’s President, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Selected Quarterly Information

The following table provides information for the eight fiscal quarters ended February 29, 2016:

	First Quarter ended Feb. 29, 2016 ($)	Fourth Quarter ended Nov. 30, 2015 ($)	Third Quarter ended Aug. 31, 2015 ($)	Second Quarter ended May 31, 2015 ($)	First Quarter ended Feb. 28, 2015 ($)	Fourth Quarter ended Nov. 30, 2014 ($)	Third Quarter ended Aug. 31, 2014 ($)	Second Quarter ended May 31, 2014 ($)
Total interest and other income	1,699	531	1,072	697	240	1,206	2,084	274
Exploration expenditures	414,465	1,812,410	989,892	1,520,392	714,410	782,382	966,731	1,257,232
Loss from continuing operations attributed to shareholders Total Basic & diluted loss per share	(810,959) (0.01)	(2,464,331) (0.02)	(1,765,940) (0.02)	(2,086,049) (0.03)	(850,696) (0.01)	(1,108,988) (0.01)	(1,234,879) (0.02)	(1,425,920) (0.02)
Loss attributed to equity shareholders of the Company Total Basic & diluted loss per share	(809,291) (0.01)	(2,461,597) (0.02)	(1,706,899) (0.02)	(2,012,917) (0.03)	(901,766) (0.01)	(1,320,144) (0.02)	(1,202,218) (0.02)	(1,557,136) (0.03)

Exploration activity on the Company’s Bayovar 12 Project increased significantly starting in the quarter ended May 31, 2014, resulting in higher net losses from continued operations attributed to shareholders from that point onward for most quarterly periods.  The exploration expenditures for the quarter ended November 30, 2015 were particularly higher due to the prefeasibility study while the expense for the quarters ended May 31, 2015 and May 31, 2014 were on the higher side due to drill programs performed during those periods.

The Company’s operating results for the period ended February 29, 2016 include JPQ’s results for the same period, other than ongoing gypsum operations. The Company’ net loss for the period ended February 29, 2016 includes $5,559 from JPQ’s results, of which $1,668 was attributable to JPQ’s minority shareholders.

Until the Company completed certain conditions set out in the agreement pursuant to which the Company acquired its interest in JPQ, the JPQ minority shareholders acted as principals whereby they are responsible for the management of the gypsum operation which includes receiving the benefits of any net proceeds from operations while also being responsible for any net loss from operations and any associated liabilities.  Therefore, the operating results for the gypsum operation have not been included in the Company’s consolidated financial statements since the acquisition date of March 26, 2015.  Subsequent to February 29, 2016, all of the conditions of a prefeasibility study, excise of port activities and assets from JPQ, and the transfer of all related licenses and permissions had been completed by the Company.

Results of Operations

All references to ‘net loss’ in the results of operations discussion below refers to the net loss attributed to shareholders of the Company.

Quarter ended February 29, 2016

For the three month period ended February 29, 2016, the Company had a net loss of $809,291 compared to a net loss of $901,766 for the three month period ended February 28, 2015, a decrease of $92,475. Exploration expenditures for the current quarter were $414,465 compared to $714,410 in the comparative quarter, a decrease of $299,945. Contributing to the current quarter lower net loss was a recovery of $316,513 in accounts payable and accrued liabilities relating to prefeasibility engineering services invoiced for the 2015 fiscal year but was subsequently waived by the service provider.  Partially offsetting this gain was a foreign exchange loss of $241,458.

General and administrative expenses during the current quarter were $471,265 compared to $256,621 for the comparative quarter, an increase of $214,644. This increase is primarily due to a finance expense of $227,970 in the current quarter whereas there was no such expense for the comparative quarter. The finance expense is related to a loan (the “Sprott Loan”) received from Sprott Resource Lending Partnership (“Sprott”) in March 2015. Other notable costs that were higher in the current quarter were travel and accommodation and shareholder communications which increased by $14,935 and $8,322, respectively. These costs were higher due to more promotional, research and marketing activities for establishing a phosphate producing operation. The most significant cost decrease was in accounting which was $29,927 lower than the comparative quarter. Accounting and legal fees were higher in the comparative quarter due to regulatory filings in the United States.

Mineral Property Expenditures

During the period ended February 29, 2016, the Company recorded exploration costs in Peru totalling $414,465, of which $413,187 was related to the Bayovar 12 Project and $1,278 on general administration.

The most significant overall exploration costs for the period were $130,856 for geological and other consulting fees, $111,114 for license, rights and taxes, and $102,376 for salaries. Exploration costs also include a Peruvian value added tax amount of $2,171 which is treated as an expense due to the uncertainty of it being refunded.

During the current period, the gypsum mineral interest carrying value increased by $13,853 to account for an increase in the asset retirement obligation relating to the gypsum property.

Financial Condition, Liquidity and Capital Resources

The Company’s cash resources were $818,492 as of February 29, 2016 compared to $2,136,244 at November 30, 2015. The Company had a working capital deficit of $4,111,272 at February 29, 2016 compared to $3,313,554 at November 30, 2015. Excluding the current portion of the Sprott Loan, the Company had a working capital surplus of $425,412.

On April 5, 2016, subsequent to the period end, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065. Proceeds from this private placement are being used towards exploration and general working capital requirements.

During the 2015 fiscal year, the Company received US$5.0 million in debt financing from Sprott, of which US$4.0 million was immediately paid to the shareholders of JPQ for the Company’s 70% interest in the Bayovar 12 Project. The Sprott Loan is subject to an interest rate of 12% per annum, payable monthly, and a maturity date of September 30, 2016.  In June 2015, the Company made a loan repayment of US$1.5 million and on March 24, 2016, made an anniversary fee payment of US$105,000 in cash. The outstanding principal balance as of February 29, 2016 is $4,733,050 (US$3,500,000).

The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund its proposed exploration and development programs through the next twelve months. As such, the Company is actively seeking to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property exploration and development activity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Capital Management

The Company considers its cash, common shares, warrants and stock options, as well as the Sprott Loan, as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended February 29, 2016.  Pursuant to the Sprott Loan, the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. As at February 29, 2016, the Company was in compliance with these requirements. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

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Market Risk;

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Credit Risk; and

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Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout the financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at February 29, 2016, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada and Peru. The Company monitors this exposure, but has no hedge positions.

As at February 29, 2016, the Company was exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	February 29, 2016		November 30, 2015
	Peru Soles	US Dollars	Peru Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 38,594	$ 71,360	$ 204,552	$ 94,782
Taxes receivable	62,448	-	64,336	-
Other receivables	855	-	1,102	-
Current liabilities	(61,099)	(4,974,538)	(111,093)	(5,604,601)
	$ 40,798	$ (4,903,178)	$ 158,897	$ (5,509,819)

Based on the above net exposures at February 29, 2016, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $486,000 (November 30, 2015: $535,100) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. All of the Company’s financial liabilities as of February 29, 2016, other than the Sprott Loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The carrying amounts for the Company’s cash, receivables, accounts payables and accrued liabilities, and due to related parties approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

Related Party Transactions

The Company’s related parties with transactions during the period ended February 29, 2016 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for periods ended February 29, 2016 and February 28, 2015, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Three months ended
	February 29,	February 28,
	2016	2015
Office and miscellaneous	$ 10,610	$ 10,454
Regulatory and stock exchange fees	4,733	4,119
Rent and utilities	20,025	15,594
Salaries and benefits	45,081	39,151
Shareholder communication	189	13,140
Travel and accommodation	12,389	7,587
	$ 93,027	$ 90,045

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company was reimbursed by Medgold, a company with common directors and officers, a total of $Nil for shared personnel and administrative costs (2015: $4,010).

Prepaid expenses and deposits as of February 29, 2016 include $5,498 (November 30, 2015: $6,186) paid to Gold Group.

Long term deposits as of February 29, 2016 consist of $61,000 (November 30, 2015: $61,000) paid to Gold Group which are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of February 29, 2016 consist of $94,101 (November 30, 2015: $22,058) owing to Gold Group. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended
	February 29,	February 28,
	2016	2015
Management fees	$ 20,500	$ 25,500
Geological fees	24,000	36,000
Salaries and benefits	37,375	36,486
	$ 81,875	$ 97,986

There were no share-based payments made to directors not specified as key management personnel during the periods ended February 29, 2016 and February 28, 2015.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended February 29, 2016 and February 28, 2015.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at April 28, 2016 is 120,410,554 common shares and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of warrants	Exercise price	Expiry date
3,850,000	$0.065	April 4, 2017
20,000,000	$0.265	June 2, 2017
18,672,000	$0.150(1)	November 11, 2020
42,522,000

(1) The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

STOCK OPTIONS
No. of options	Exercise price	Expiry date
720,000	$0.19	January 14, 2019
75,000	$0.30	June 28, 2021
25,000	$0.25	January 16, 2022
1,305,000	$0.21	June 19, 2022
185,000	$0.21	July 10, 2022
250,000	$0.22	December 2, 2022
2,360,000	$0.22	December 17, 2023
45,000	$0.22	January 14, 2024
40,000	$0.26	June 4, 2024
5,005,000

Adoption of New and Amended IFRS Pronouncements

Effective December 1, 2015, the Company adopted the following new and revised International Financial Reporting Standard (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IFRS 7 Financial Instrument: Disclosure

Applies to additional disclosures required on transition from IAS 39 to IFRS 9. The effective date of IFRS 7 is January 1, 2015. This new standard had no material impact on these condensed consolidated interim financial statements.

Future Accounting and Reporting Changes

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 7 Financial Instrument: Disclosure

Applies to additional disclosures required on transition from IAS 39 to IFRS 9. The effective date of IFRS 7 is January 1, 2015. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted. The Company is in the process of evaluating the impact of the new standard.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is in the process of evaluating the impact of the new standard.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercially viable ore deposit, with the exception of a small gypsum surface mining operation on the Bayovar 12 Project.  Pursuant to its agreement with the other owners of the Project, the Company currently has no rights or obligations with respect to this gypsum operation.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

Title to Mineral Property Risks

Certain of the Company’s rights to mineral properties are subject to the terms of option agreements which require the Company to make certain payments in order to obtain and secure a further interest in the property. The Company may fail to, or may choose not to, make such payments, in which case it will forfeit its interest in a property. Any failure by the Company to obtain or secure title to any properties could have a material adverse effect on the Company and the value of the Company’s common shares.

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to properties it acquired will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mineral properties.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of its mineral property to a third party.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, no source of operating cash flow other than proceeds from sales of mineral properties or mineral property rights, and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Political, Regulatory and Currency Risks

The Company is currently operating in countries that have relatively stable political and regulatory environments. However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company's plans and operations will not be adversely affected by future developments. The Company's property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Peruvian Soles and US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the Peruvian Sole or US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Community Risks

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral property concessions for access to facilitate the completion of geological studies and exploration work programs. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.